Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-281054

August 20, 2024

WeRide Inc.

WeRide Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents that the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States of America, or by calling 1-866-718-1649, or by email at prospectus@morganstanley.com, J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com, or China International Capital Corporation Hong Kong Securities Limited, at 28th Floor, 350 Park Avenue, New York, NY 10022, United States of America, by calling 1-646-794-8800 or by email at g_prospectus@cicc.com.cn.

You may also access the Company’s most recent prospectus dated August 20, 2024, which was included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on August 20, 2024, or Amendment No.  3, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1867729/000119312524203296/d343706df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

Inside Front Cover

1. Update the fifth page of artwork of the prospectus front cover as follows.

The Only Company That Offers Commercialized L2-L4 Full Range

Autonomous driving solutions for cities

The Only Company With Autonomous Driving Permits

In China, the UAE and Singapore[1]

30 Cities in 7 Countries

With trial and commercial operations of multi products[1]

Notes:

(1) As of the date of this prospectus

Prospectus Summary

2. Amend the fourth paragraph under the heading “Permissions Required from the PRC Authorities for This Offering” on page 18 as follows.

As of the date of this prospectus, we have completed the filings with the CSRC for this offering and the CSRC published the filing results on the CSRC website on August 25, 2023 and it is valid for 12 months. According to the No. 1 Guideline of the Filing Rules, if we fail to complete the overseas offering and listing before the expiration of the filing notice, we shall update and resubmit the CSRC filing materials and go through the CSRC filing process again from the beginning. In such event, we would not be able to complete this offering and listing before the CSRC completes its review of our updated filing materials and issues a new filing notice. Preparing the updated CSRC filing materials can be a time-consuming process, and the CSRC may raise additional questions that must be addressed to their satisfaction. As a result, the timeline for obtaining a new filing notice is highly unpredictable, and the procedure may involve significant uncertainties. Besides, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. For detailed information, see “Risk Factors—Risks Related to Doing Business in mainland China—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

3. Amend the second paragraph and add a new paragraph as the third paragraph under the heading “VIE Consolidation Schedule ” on page 21 as follows.

Before the unwinding of the VIE structure, the VIE historically held a surveying and mapping certificate and held an ICP License, both of which are subject to foreign investment restrictions. The VIE obtained the ICP License because we believed that an ICP license might be required for our online ride-hailing platform. However, as subsequently confirmed with the relevant authorities, if the online ride-hailing platform only engages in the publication of information related to online ride-hailing, it does not need an ICP license. As a result, the VIE completed the deregistration of the ICP License. While the VIE historically conducted surveying and mapping business, we have since been cooperating with Guangzhou Yuji Technology Co., Ltd., or Guangzhou Yuji, a service provider that possesses a navigation electronic map production and surveying license, and terminated the surveying and mapping business of the VIE and deregistered the relevant certificate. As such, we do not believe that a VIE structure is necessary under the PRC laws and regulations.

On February 28, 2022, we, through Guangzhou Jingqi, entered into a Framework Agreement for the Procurement and Services of High-definition Maps with Guangzhou Yuji, pursuant to which Guangzhou Yuji provides us with the high definition maps to be used by our autonomous vehicles in China based on our requirements. The initial term of the agreement was set for one year, with the option to renew upon mutual consent. The agreement has since been renewed and is currently valid until December 31, 2025. We make quarterly service fee payments to Guangzhou Yuji under the agreement. Both parties are subject to a strict confidentiality clause under the Framework Agreement for the Procurement and Services of High-definition Maps. On October 8, 2022, we entered into a Data Service Framework Agreement with Guangzhou Yuji through our WFOE to further expand our cooperation scope with Guangzhou Yuji. Pursuant to the Data Service Framework Agreement, Guangzhou Yuji provides data collection, labeling and compliance services to our WFOE with an indefinite term. Specifically, Guangzhou Yuji provides services for the collection, storage, transmission and labelling of the surveying and mapping data used by our autonomous vehicles in China pursuant to the requirement of relevant PRC laws. Our WFOE pays Guangzhou Yuji for the services provided on a monthly basis. Both parties are subject to a strict confidentiality clause under the Data Service Framework Agreement.

Risk Factors

4. Add a new paragraph as the ninth paragraph and amend the second, fourth, eighth and eleventh paragraphs of the risk factor under the heading “Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.” on pages 42 and 43 as follows.

While we take measures to comply with all applicable cybersecurity and data privacy laws and regulations, we face risks and challenges inherent in handling and protecting large volume of data, including:

•	protecting the data collected, stored and processed on our technology systems, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors, including properly sanitizing personal data collected; and

•	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information and other data.

. . .

Even with the aforementioned agreements, we do not control the cloud services provided by the aforementioned cloud service supplier, and there is a risk that such services may not be reliable. If the cloud service supplier violates the agreements or relevant regulations, we may incur additional costs and time to supervise their work, and we may be held responsible for their misconduct and face claims from users.

. . .

The Revised Cybersecurity Review Measures further stipulates that a network platform operator that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas. This requirement only applies in situations where a company is seeking to list its securities in other countries. After this offering is completed, even if we become in possession of more than one million users’ personal information, this requirement will not apply, unless we seek to list our securities in countries other than the U.S. and China in the future. As of the date of this prospectus, the number of users involved in the personal information held by us is far less than one million. Therefore, the risk that we are subject to cybersecurity review due to this offering is remote. We have completed the procedures as advised by our PRC legal counsel, Commerce & Finance Law Offices.

We do not believe that the users’ data stored by our cloud services provider could result in us or the cloud services provider being subject to a cybersecurity review by the CAC. Under the Revised Cybersecurity Review Measures, a CAC cybersecurity review may be triggered when (i) operators of “critical information infrastructure” purchase network products and services that affect or may affect national security; (ii) network platform operators holding the personal information of more than one million users plan to list overseas; and (iii) network platform operators conduct data processing activities that affect or may affect national security. With respect to (i) and (ii), we have not been designated by the relevant PRC authorities as an operator of “critical information infrastructure” and are currently not in possession of more than one million users’ data. In terms of (iii), we do not believe that our handling of the data stored by our cloud service provider affects or may affect national security, given that (a) we only collect user data necessary for providing our services and ensuring user safety, and none of such data is considered “important data” under the relevant PRC regulations that may endanger national security and public interests if tampered with, damaged, disclosed, illegally obtained or illegally utilized; (b) the amount of personal information we hold is currently far less than one million; (c) we have adopted security measures to safeguard users’ data stored in the cloud and prevent cybersecurity incidents such as data breach, tampering, damage or loss; and (d) the users’ data stored in the cloud are not provided to any non-PRC entities in any form. As of the date of this prospectus, we have not been subject to or received any notice requiring us to file for a cybersecurity review by the CAC with respect to the users’ data stored by our cloud services provider.

. . .

However, if we plan to list our securities on other foreign stock exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations.

5. Amend the second paragraph of the risk factor under the heading “Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.” on page 47 as follows.

We have been cooperating with a service provider that possesses a navigation electronic map production and surveying license. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors. In October 2022, in order to comply with certain regulatory development, we expanded our cooperation scope with such licensed service provider to also cover the conduction of activities that requires qualification in order to facilitate the operation of our vehicles. If our cooperation with such service provider is terminated or expire without timely renewal for any reason, and we cannot reach similar cooperation arrangements with other qualified service providers on terms acceptable to us, or at all, we may have to halt the relevant operation of our vehicles until we can obtain such licenses, if ever. Any of the foregoing may disrupt our operations and may materially and adversely affect our business, financial condition and results of operations. Moreover, we had historically conducted surveying and mapping in internet mapping service category and hold the relevant certificate through Guangzhou Jingqi. After the unwinding of the VIE structure in March 2023, we terminated the surveying and mapping business of Guangzhou Jingqi. We currently collaborate with Guangzhou Yuji, a service provider that possesses a navigation electronic map production and surveying license, to provide surveying and mapping services to our company. If our cooperation with Guangzhou Yuji is terminated for any reason, we may need to, based on our business needs, engage another licensed surveying and mapping service provider in China to conduct the surveying and mapping business in internet mapping service category. We cannot assure you that, if and when it becomes necessary for us to do so, we will successfully engage such service provider/expand our cooperation scope with such service provider on commercially acceptable terms and in a timely manner, or at all. Failure to do so will disrupt our business operations and negatively affect our results of operations, financial performance and prospectus.

6. Amend the first, third and fifth paragraphs of the risk factor under the heading “We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.” on pages 53 and 54 as follows.

Any Chinese companies or individuals targeted under U.S. economic sanctions or export control restrictions may lose access to the U.S. markets. U.S. entities and individuals may not be permitted to do business with sanctioned companies and individuals, and other international enterprises may as a matter of law and/or policy decide not to engage in transactions with such companies or individuals. A supplier of our company was recently impacted by U.S. export restrictions that prevent it from supplying certain integrated circuits to mainland China. The relevant integrated circuits are not among the components that we purchase from this supplier, and thus this development did not impact our activities with or involving this supplier and did not create disruptions for our business. However, we cannot assure you that similar restrictions will not be imposed with regard to the components that we source from this supplier or other integrated circuits we are currently sourcing. In addition, a supplier of our company was recently added to the U.S. Department of Defense’s list of Chinese Military Companies; as a result, the Department of Defense will be prohibited from acquiring goods or services from this supplier. Although we believe such restriction would not have any impact on our ability to transact with such supplier, we cannot assure you that similar restrictions will not escalate in the future, resulting in our inability to source from such supplier or any other suppliers that are subject to similar restrictions. In addition, policies that are aimed at restricting U.S. or other foreign persons from supplying certain Chinese companies have been issued in the U.S. and other foreign jurisdictions in recent years. These measures could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. We may be affected by future changes in U.S. export control laws and regulations. In particular, the tightened U.S. export controls, including export controls related to the export to mainland China of certain advanced semiconductors and equipment to manufacture them, as well as export control on emerging technologies could become an additional barrier in securing sufficient supplies of semiconductors. In addition, in the future, if we, any of our customers, suppliers or other ecosystem partners that have collaborative relationships with our company or our affiliates were to become targeted under sanctions or export control restrictions, or if we were unable to source U.S.-origin software and components from third parties or otherwise access U.S. technology as a result of such regulatory changes, our product and service development, commercialization and other aspects of our business operations may be materially interrupted. In addition, under the Foreign Investment Risk Review Modernization Act, investments in companies that deal in critical technology are, in some instances, subject to filing requirements and, review and approval by the Committee on Foreign Investment in the United States, or CFIUS. The term critical technology includes, among others, technology subject to U.S. export controls and certain emerging and foundational technology. We currently do not produce, design, test, manufacture, fabricate or develop any critical technologies. As such, we do not believe there is any mandatory filing requirement with the CFIUS in connection with this offering. However, if our technology is later considered as critical technology by CFIUS, future investment in our company could become subject to filing requirements, and we could be subject to potential enforcement actions in connection with such filings. The occurrence of any of the above could materially and adversely affect our business, prospects, results of operations and financial condition.

. . .

However, according to the CFIUS rules, only certain covered control transactions and covered investments in a TID U.S. business would require mandatory filings to CFIUS. As a threshold matter, a mandatory filing is only required for certain investments in TID U.S. Businesses. See 31 C.F.R. §§ 800.401.

. . .

Based on the export control risk assessment by our U.S. export control counsel, all the items that we produce, design, test, manufacture, fabricate, or develop—including our proprietary software and certain proprietary hardware used on our autonomous vehicles—are classified EAR99, and the third-party hardware incorporated in our autonomous driving solutions are classified EAR99 (i.e., not described on the Commerce Control List) or subject only to anti-terrorism controls (i.e., not multilateral controls). Therefore, we do not produce, design, test, manufacture, fabricate, or develop any “critical technologies.” We are also not involved in any covered investment critical infrastructure described in column 2 of Appendix A to 31 C.F.R. Part 800. We also do not sell any of our products in the United States, and therefore do not collect or maintain any sensitive personal data of U.S. persons. Therefore, we would not qualify as a TID U.S. Business and, accordingly, no mandatory notification to CFIUS would be required in connection with this offering.

7. Amend the third, fourth and fifth paragraphs of the risk factor under the heading “We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.” on pages 69 and 70 as follows.

According to the No. 1 Guideline of the Filing Rules, if we fail to complete the overseas offering and listing before the expiration of the Filing Notice, we shall update and resubmit the CSRC filing materials and go through the CSRC filing process again from the beginning. In such event, we would not be able to complete this offering and listing before the CSRC completes its review of our updated filing materials and issues a new filing notice. Preparing the updated CSRC filing materials can be a time-consuming process, and the CSRC may raise additional questions that must be addressed to their satisfaction. As a result, the timeline for obtaining a new filing notice is highly unpredictable, and the procedure may involve significant uncertainties. We cannot predict whether we will be able to obtain a new filing notice in a timely manner, or at all.

According to Article 8 of the Filing Rules, a company is prohibited from overseas offering and listing under the following circumstances: (1) where laws, administrative regulations, or relevant national provisions explicitly prohibit it; (2) where the competent department of the State Council, upon lawful review, determines that the overseas offering and listing may endanger national security; (3) where the domestic enterprise, its controlling shareholder, or actual controller has committed criminal offenses of embezzlement, bribery, misappropriation of property, or disruption of the socialist market economy order within the past three years; (4) where the domestic enterprise is under investigation by law enforcement authorities for suspected crimes or major violations of laws and regulations, and no clear conclusion has been reached; (5) where there is a significant dispute over the ownership of the equity held by the controlling shareholder or shareholders controlled by the controlling shareholder or actual controller. As of the date of this prospectus, none of the aforementioned circumstances have occurred that would prohibit our overseas offering and listing.

According to the No. 1 Guideline of the Filing Rules, if any material changes occur after the issuer has completed the CSRC filing process and before the completion of the issuer’s overseas offering and listing, the issuer shall promptly report to the CSRC and update the filing materials within three working days of the occurrence of the relevant event. Such significant events include: (1) material changes in the main business or business licenses; (2) changes in control or material changes in the shareholding structure; and (3) material adjustments to the offering and listing plan. While the relevant regulations do not specifically prescribe the consequences for failing to report such significant events on a timely basis, any such failure could potentially lead to warnings or other penalties from the CSRC. As of the date of this prospectus, none of the aforementioned circumstances have occurred that would require mandatory reporting.

8. Amend the last sentence of the risk factor under the heading “China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” on page 71 as follows.

While the consummation of this offering, which does not involve an acquisition subject to the aforementioned regulations, does not conflict with any of these regulations and does not require notification to, review by or approval from MOFCOM or the NDRC under these regulations, complying with the applicable requirements of the relevant regulations to complete any future acquisitions that we may engage in could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such acquisitions, which could affect our ability to expand our business or maintain our market share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

9. Add a new subsection titled “Recognition of Share-based Compensation Expenses” under the heading “Key Factors Affecting Our Performance” on page 107 as follows.

Recognition of Share-based Compensation Expenses

We have granted, and may continue to grant, options and other types of awards under our 2018 Share Plan. As of the date of this prospectus, 81,541,646 restricted share units and options to purchase a total of 124,376,541 ordinary shares had been granted and remain outstanding. Upon the completion of this offering, we expect to recognize a substantial amount of share-based compensation expenses, and we expect the recognition of such share-based compensation expenses to have a significant impact on our results of operations in the fiscal quarter in which this offering is completed. That is, we expect to recognize share-based compensation expenses of RMB783.3 million (US$107.8 million) from July 1, 2024 to the estimated completion date of the initial public offering. As of the date of this prospectus, total unrecognized share-based compensation expenses associated with restricted share units and share options amounted to RMB436.3 million (US$60.0 million), which are expected to be recognized over an estimated weighted-average vesting period of 0.74 years. See “Risk Factors—Risks Related to Our Business and Industry—We have granted, and may continue to grant, options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.”

10. Amend the second and third paragraphs and add two new paragraphs as the fourth and fifth paragraphs under the heading “Share-based compensation” on page 130 as follows.

Under the 2018 Share Plan, 113,484,309 share options were granted and outstanding to officers, employees and nonemployees as of June 30, 2024, including 38,159,520, 57,443,348, 10,834,516 and 5,384,353 share options granted for the years ended December 31, 2021, 2022 and 2023 and the six months ended June 30, 2024, respectively. All the share options were granted with only service condition. The vesting period of these share options is subject to a service requirement of up to four-year. As of the date of this prospectus, total unrecognized share-based compensation expenses associated with these share options amounted to RMB386.2 million (US$53.1 million), which are expected to be recognized over a weighted-average vesting period of 1.28 years.

Under the 2018 Share Plan, 68,041,646 restricted share units were granted and outstanding to officers, employees and nonemployees as of June 30, 2024. No new restricted share units were granted for the years ended December 31, 2021, 2022 and 2023 and the six months ended June 30, 2024. All the restricted share units were granted with both a service condition and a performance condition on the completion of the IPO. That is, the actual length of vesting period of these restricted share units is subject to the IPO condition. As of the date of this prospectus, total unrecognized share-based compensation expenses associated with these restricted share units amounted to RMB0.2 million (US$0.03 million), which are expected to be recognized over an estimated weighted average vesting period of 2 days.

Subsequently, on July 26, 2024, we granted 13,500,000 restricted share units and 9,866,002 share options with a weighted-average exercise price of US$1.1 per share to certain management personnel subject to only an IPO condition. Therefore, the employee is entitled to the award only if the employee is still in service when the IPO occurs. The grant date fair value of these restricted share units and share options was RMB739.7 million (US$101.8 million) in aggregate, which is expected to be fully recognized as share-based compensation expenses during the period from grant date to the completion date of an IPO. As of the date of this prospectus, total unrecognized share-based compensation expenses associated with these restricted share units and share options amounted to RMB27.4 million (US$3.8 million), which are expected to be recognized over an estimated weighted average vesting period of 2 days.

Further, on August 1, 2024, we granted 1,026,230 share options with a weighted-average exercise price of US$1.2 per share to certain employees with only service condition. The vesting period of these share options is subject to a service requirement of four-year. The grant date fair value of these share options was RMB25.7 million (US$3.5 million), which is expected to be recognized as share-based compensation expenses during the required service period. As of the date of this prospectus, total unrecognized share-based compensation expenses associated with these share options amounted to RMB22.5 million (US$3.1 million), which are expected to be recognized over a weighted-average vesting period of 3.95 years.

11. Amend the last sentence of the second paragraph on page 131 as follows.

As a result, we accounted for such accelerated vesting by recognizing immediately upon the approval of the modification a total share-based compensation expense in the amount of RMB5.4 million.

12. Amend the table on page 131 as follows.

Date of Valuation	Fair Value Per Share	Discount Rate	DLOM	Exercise Price of Share Options Per Share (US$)
December 31, 2020	1.04	23%	28%	0.46-0.55
March 31, 2021	1.16	23%	28%	N/A
June 30, 2021	2.04	20%	18%	N/A
December 31, 2021	2.16	20%	18%	0.46-1.03
June 30, 2022	2.88	20%	15%	0.55-1.24
December 31, 2022	3.42	20%	13%	0.46-1.24
June 30, 2023	3.44	20%	11%	N/A
December 31, 2023	3.46	20%	7%	0.55-1.24
June 30, 2024	3.47	20%	4%	1.22
July 26, 2024	4.82	20%	4%	0.00-1.22
August 1, 2024	4.82	20%	4%	1.22-1.24

13. Add a new paragraph as the last paragraph under the heading “Fair value of our ordinary shares” on 133 as follows.

The fair value of our ordinary shares increased from US$3.47 per share as of June 30, 2024 to US$4.82 per share as of July 26, 2024 which is 7% discount on the lower end of IPO price range. This increase is primarily due to the heightened probability of an initial public offering as a result of our initial public offering plan.

Related Party Transactions

14. Amend the paragraph under the heading “Concurrent Private Placements” on page 213 as follows.

Concurrently with, and subject to, the completion of this offering, certain existing shareholders (and their affiliates) have agreed to purchase Class A ordinary shares from us, including (i) US$97 million by Alliance Ventures, the venture capital fund of the Renault Nissan Mitsubishi Alliance, and (ii) US$20 million by Guangqizhixing Holdings Limited and Gac Capital International Ltd. The concurrent private placements are each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A ordinary share ratio. Our proposed issuance and sale of Class A ordinary shares to each existing shareholder is being made through a private placement pursuant to an exemption from registration with the SEC under Regulation S of the Securities Act. Under the share subscription agreements, the completion of this offering is the only substantive outstanding closing condition precedent for the concurrent private placements and if this offering is completed, such private placements will be completed concurrently. Each existing shareholder has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days (or 12 months for Guangqizhixing Holdings Limited for the ordinary shares subscribed in the concurrent private placement) after the date of this prospectus, subject to certain exceptions.

15. Amend the first paragraph under the heading “Transactions with Guangzhou Yuji” on pages 214 and 215 as follows.

Guangzhou Yuji Technology Co., Ltd. is an enterprise in which a substantial interest in the voting power is owned by a sibling of Dr. Tony Xu Han, our chairman and chief executive officer. In 2021, 2022 and 2023, Guangzhou Yuji Technology Co., Ltd. provided surveying and mapping services to our company in the amount of nil, RMB30.3 million and RMB111.5 million (US$15.3 million), respectively. In 2021, 2022 and 2023, we provided services to Guangzhou Yuji Technology Co., Ltd. in the amount of nil, RMB603 thousand and nil, respectively. In 2021, 2022 and 2023, we had payments made on behalf of customers to Guangzhou Yuji Technology Co., Ltd. in the amount of nil, nil and RMB34.8 million (US$4.8 million). In the six months ended June 30, 2023 and 2024, we purchased services from Guangzhou Yuji Technology Co., Ltd. with an aggregate amount of RMB38.9 million and RMB65.6 million (US$9.1 million), respectively.

F-pages

16. Amend the second table on page F-73 as follows.

Name of related parties	Relationship with the Group
Dr. Tony Xu Han	Founder, Chairman and CEO
Mr. Yan Li	Co-founder, Director and Chief Technology Officer
Mr. Ziping Kuang	Director
Mohamed Albadrsharif Shaikh Abubaker Alshateri	Director
Mr. Jingzhao Wan	Director
Mr. Takao Asami	Director
Mr. Yibing Xu	Director
Mr. Hua Zhong	Senior Vice President
Ms. Jennifer Xuan Li	Chief Financial Officer
Mr. Huazhong Ning	Vice President
Mr. Qingxiong Yang	Vice President
Alliance Automotive R&D (Shanghai) Co., Ltd.	Affiliate of a shareholder
Zhengzhou Yutong Bus Co., Ltd.	Affiliate of a shareholder
Zhengzhou Yutong Heavy Industry Co., Ltd.	Affiliate of a shareholder
Yutong Heavy Equipment Co., Ltd.	Affiliate of a shareholder
Zhengzhou Yutong Mining Equipment Co., Ltd	Affiliate of a shareholder
Guangzhou Yuji Technology Co., Ltd.	Entity controlled by a close family member of Dr. Tony Xu Han
Nissan Mobility Service Co., Ltd	Affiliate of a shareholder

17. Add the following to the end of the first paragraph on page F-79.

The Company accounted for these issuances as a shareholder transaction without impact on profit or loss.

18. Amend the first table on page F-101 as follows.

Name of related parties	Relationship with the Group
Dr. Tony Xu Han	Founder, Director and CEO
Mr. Yan Li	Co-founder, Director and Chief Technology Officer
Mr. Ziping Kuang	Director
Mohamed Albadrsharif Shaikh Abubaker Alshateri	Director
Mr. Jingzhao Wan	Director
Mr. Takao Asami	Director
Mr. Yibing Xu	Director
Mr. Hua Zhong	Senior Vice President
Ms. Jennifer Xuan Li	Chief Financial Officer
Mr. Qingxiong Yang	Vice President
Alliance Automotive R&D (Shanghai) Co., Ltd. and Nissan Mobility Service Co., Ltd (collectively “Alliance affiliates”)	Affiliates of a shareholder

Zhengzhou Yutong Bus Co., Ltd.,

Zhengzhou Yutong Heavy Industry Co., Ltd.,

Yutong Heavy Equipment Co., Ltd.,

Zhengzhou Yutong Mining Equipment Co., Ltd,

and Ourland Environmental Technical Ltd (collectively “Yutong affiliates”)

Affiliates of a shareholder
Guangzhou Yuji Technology Co., Ltd. and its subsidiaries (collectively “Yuji affiliates”)	Entity controlled by a close family member of Dr. Tony Xu Han

19. Add the following to the end of the third paragraph on page F-103.

The Company accounted for these issuances as a shareholder transaction without impact on profit or loss.

12